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SEC FILE NUMER
8- 70684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dorset Peak Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

416 West 13th Street
(No. and Street)

New York	NY	10014
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

05/17/2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Jack Leventhal</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Dorset Peak Securities LLC</u> as of <u>12/31/23</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



<u>Signature</u>

CEO
Title

<u>Justice Dixon</u>
Notary Public

JUSTICE DIXON
Notary Public - State of New York
NO. 01DI0010490
Qualified in Bronx County
My Commission Expires Jul 3, 2027

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Dorset Peak Securities LLC

(a wholly-owned subsidiary of Dorset Peak Solutions LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2023

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

W Warren Averett
CPAs AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Dorset Peak Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dorset Peak Securities LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dorset Peak Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dorset Peak Securities LLC's management. Our responsibility is to express an opinion on Dorset Peak Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dorset Peak Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

Warren Averett, LLC

We have served as Dorset Peak Securities LLC's auditor since 2021.
Birmingham, AL
February 20, 2024

1

Dorset Peak Securities LLC

(a wholly-owned subsidiary of Dorset Peak Solutions LLC)

Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	429,178
Prepaid expenses		13,244
Total assets	$	442,422
Liabilities and Member's Equity		
Liabilities:		
Subordinated liabilities	$	137,500
Accounts payable and accrued expenses		26,469
Total liabilities		163,969
Member's equity		278,453
Total liabilities and member's equity	$	442,422

The accompanying notes are an integral part of these financial statements.

Dorset Peak Securities LLC
(a wholly-owned subsidiary of Dorset Peak Solutions LLC)

Notes to Financial Statement
December 31, 2023

1. Organization and Nature of Business

Dorset Peak Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

The Company is a wholly-owned subsidiary of Dorset Peak Solutions LLC (the "Parent").

The Company provides services for mergers and acquisitions, capital raising and other strategic transactions.

2. Summary of Significant Accounting Policies

Basis of presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes
The Company is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

The Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

Dorset Peak Securities LLC
(a wholly-owned subsidiary of Dorset Peak Solutions LLC)

Notes to Financial Statement
December 31, 2023

2. **Summary of Significant Accounting Policies (continued)**

The Allowance for Credit Losses (continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2023.

Subordinated Liabilities

Commissions are payable to the salesperson only when the related receivables are collected. In addition, any liabilities to salespersons in this regard are subordinated to the claims of general creditors yet they are not considered part of regulatory capital. At December 31, 2023, the Company owed $137,500 of subordinated liabilities to two salespeople.

Contract Assets and Contract Liabilities

The Company had the following contract assets and contract liabilities as of December 31, 2023:

	Contract Assets	Contract Liabilities
January 1, 2023	$ -	$ -
Increase	-	137,500
December 31, 2023	$ -	$ 137,500

3. **Transactions with related party**

The Company has an expense sharing agreement with Cobbs Allen Capital, LLC whereby accounting, administrative, office space, human resources and other services are provided. Costs are allocated to the Company based on a reasonable percentage of the Company's usage of these shared resources. This will be evaluated at least annually to determine if changes need to be made based on changes in the usage of resources or additions of other categories of resources.

All transactions with the related party are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Dorset Peak Securities LLC
(a wholly-owned subsidiary of Dorset Peak Solutions LLC)

Notes to Financial Statement
December 31, 2023

4. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of approximately $265,000 which exceeded the required net capital by approximately $260,000.

5. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2023 and determined that there are no material events that would require disclosure in the Company's financial statements.